Legal Proceedings

As has been previously reported, the staff of the U.S. Securities and Exchange
Commission (“SEC”) and the Office of the New York Attorney General
(“NYAG”) have been investigating practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that the Investment Manager provide information to them. The Investment Manager has been cooperating and will continue to cooperate with all of these authorities. The shares of the Fund are not redeemable by the Fund, but are traded on an exchange at prices established by the market. Accordingly, the Fund and its shareholders are not subject to the market timing and late trading practices that are the subject of the investigations mentioned above or the lawsuits described below.

Numerous lawsuits have been filed against the Investment Manager and certain other defendants in which plaintiffs make claims purportedly based on or related to the same practices that are the subject of the SEC and NYAG investigations referred to above. The lawsuits are now pending in the United States District
Court for the District of Maryland pursuant to a ruling by the Judicial Panel on
Multidistrict Litigation transferring and centralizing all of the mutual funds involving market and late trading in the District of Maryland.

The Investment Manager believes that these matters are not likely to have a material adverse effect on the Fund or the Investment Manager’s ability to perform advisory services relating to the Fund